UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIFE CARE MEDICAL DEVICES LIMITED

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

42217A108

(CUSIP Number)

Arthur Malvett

c/o Life Care Medical Devices Limited

880 Third Avenue

Suite 905

New York, NY 10022

212-593-0550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 42217A108

1	NAMES OF REPORTING PERSONS. Arthur Malvett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,758,562 shares of Common Stock
	8	SHARED VOTING POWER 7,399,436 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,758,562 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 7,399,436 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,157,998 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.02% of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP Number: 42217A108

1	NAMES OF REPORTING PERSONS. Medical Device International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,399,436 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,399,436 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,399,436 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.14% of Common Stock
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Life Care Medical Devices Limited, a Nevada corporation (the “Issuer”), which has its principal office at 880 Third Avenue, Suite 905, New York, NY 10022.

Item 2.	Identity and Background

(a)  Name: This statement is being filed by Arthur Malvett, an individual (“Malvett”), and Medical Device International Limited, a Hong Kong limited liability company (“MDI”). MDI is owned by Malvett (49%), Glenn Foley (“Foley”) (26%), and Jack Lefevre (25%). Malvett and Foley are the Managing Directors of MDI.

(b) Residence or Business Address: The address of Malvett is c/o Life Care Medical Devices Limited, 880 Third Avenue, Suite 905, New York, NY 10022. The address of Foley is c/o Life Care Medical Devices Limited, 880 Third Avenue, Suite 905, New York, NY 10022.

(c) Present Principal Occupation and Address:  The present principal occupation of Malvett is Chief Operating Officer of the Issuer and its address is 880 Third Avenue, Suite 905, New York, NY 10022. The present principal occupation of Foley is Chief Executive Officer of the Issuer.

(d)  During the past five years, none of Malvett, MDI or Foley have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years none of Malvett, MDI or Foley have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship: Malvett and Foley are each United States citizens. MDI is a Hong Kong limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On March 29, 2013, the Issuer (formerly known as Health In Harmony Inc.), a Nevada corporation, entered into a Share Exchange and Reorganization Agreement (the “Exchange Agreement”) with Life Care Medical Devices Limited (“LCMD Hong Kong”), a Hong Kong SAR corporation, and the beneficial stockholders of LCMD Hong Kong identified in the Exchange Agreement (the “LCMD Hong Kong Stockholders”), pursuant to which the LCMD Hong Kong Stockholders exchanged all of their beneficially owned shares of LCMD Hong Kong common stock for an aggregate of 29,200,000 shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”). At the closing of the Exchange Agreement, LCMD Hong Kong became a wholly-owned subsidiary of the Issuer.

Malvett, LCMD Hong Kong’s Managing Partner and Chief Operating Officer and one of the LCMD Hong Kong Stockholders, received pursuant to the Exchange Agreement 2,758,562 shares of the Issuer’s Common Stock (the “Sole Shares”) in exchange for 425,000 common shares of LCMD Hong Kong beneficially owned by Malvett. Upon consummation of the transactions contemplated by the Exchange Agreement, Malvett was appointed as the Chief Operating Officer of the Issuer and one of its directors (in such case, subject to a ten day waiting period). Furthermore, Malvett is a Managing Director and the holder of 49% of the membership interests of MDI, which received pursuant to the Exchange Agreement 7,399,436 shares of the Issuer’s Common Stock (the “Shared Shares”) in exchange for 1,140,000 common shares of LCMD Hong Kong beneficially owned by MDI.

Item 4.

Purpose of Transaction

Pursuant to the Exchange Agreement, Malvett became the beneficial owner of the Sole Shares and the beneficial owner to the extent of his pecuniary interest in MDI of the Shared Shares, effective as of March 29, 2013. Furthermore, as a result of the Exchange Agreement and the transactions contemplated thereby, Malvett was appointed as a director (subject to a ten day waiting period) and the Chief Operating Officer of the Issuer.

On March 1, 2013, Malvett entered into an Employment Agreement with LCMD Hong Kong (the “Employment Agreement”) pursuant to which, among other things, Malvett was granted 100,000 restricted stock units of LCMD Hong Kong, which are expected to be issued as 100,000 restricted stock units or similar securities of the Issuer; however, as of the date of this Schedule, no such securities have been issued.

Other than as contemplated by the Exchange Agreement and the Employment Agreement, each of Malvett and MDI acquired beneficial ownership of the securities of the Issuer for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Issuer or any securities of the Issuer which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this report, Malvett directly beneficially owns 2,758,562 shares of Common Stock and indirectly owns through MDI 7,399,436 shares of Common Stock, which number of shares represents approximately 29.02% of the outstanding Common Stock based on 35,000,000 shares of outstanding Common Stock as reported in the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 2, 2013. Malvett disclaims beneficial ownership in MDI except to the extent of his pecuniary interest therein.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b) Malvett has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,758,562 shares of Common Stock, and has the shared power, through MDI, to vote or direct the vote, and to dispose or direct the disposition, of 7,399,436 shares of Common Stock. MDI has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 7,399,436 shares of Common Stock.

(c) Other than as described in Item 3 and Item 4 above, neither Malvett nor MDI has effected any transaction in the shares of Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Share Exchange and Reorganization Agreement (1) __________ (1) Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2013

/s/ Arthur Malvett
Arthur Malvett Medical Device International Limited

	By:	/s/ Arthur Malvett
Name: Arthur Malvett
Title: Managing Director